October 27, 2011

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Accountant
450 F Street
Washington, D.C. 20549

        Re: Pretoria Resources Two, Inc.
                Form 10-K for the Fiscal Year Ended December 31, 2010
                Filed March 31, 2011
                File No. 000-52901

Ladies and Gentlemen: .

The undersigned, as chief executive officer of Pretoria Resources Two, Inc. (the "Registrant"), is furnishing this correspondence to the Chief Accountant's Office of the Division of Corporate Finance of the Securities and Exchange Commission ("SEC") to request a waiver from the audit requirement for cumulative data presented in the financial statements included in the Registrant's Form 10-K for the year ended December 31, 2010 (the "2010 Annual Report") and auditor association with such cumulative data.

Background

On March 31, 2011, the Registrant submitted the 2010 Annual Report electronically through the SEC's EDGAR system. The 2010 Annual Report includes financial statements for the each of the two years ended December 31, 2010 audited by M&K CPAS (the "Financial Statements"). The Financial Statements also include financial data for the period May 25, 2007 (inception) to December 31, 2010 (the "Cumulative Period") which are marked to indicate that such financial data is unaudited. The report of the Registrant's independent registered public accounting firm filed with the Financial Statements notes specifically that the financial data covering the Cumulative Period were audited by other auditors whose report expressed an unqualified opinion on those statements.

By letter dated May 19, 2011 (the "Comment Letter"), the staff of the SEC asked us to obtain an audit of the financial data comprising the Cumulative Period and to cause our independent registered public accounting firm to express an opinion on such cumulative data in its report accompanying the financial statements.

In our response to the Comment Letter submitted electronically through the EDGAR system on September 13, 2011 (the "Response"), we advised the staff that we would be seeking a waiver from the audit requirement for the cumulative data on an audited basis in our annual financial statements included in the 2010 Annual Report and auditor association with such cumulative data.

Request for Waiver

By this letter, we respectfully request that the staff grant a waiver from the audit requirement for the financial data for the Cumulative Period included in the 2011 Annual Report and auditor association with such cumulative data on an annual basis. We further request that said waiver extend to all future periodic reports and any other filings to be made by the Registrant that otherwise would require that such cumulative financial data be audited.

If the staff were to grant the waiver, we would file an amendment to the 2010 Annual Report in which we would remove the existing report of our independent auditor which makes reference to the fact that the financial data covering the Cumulative Period were audited by other auditors whose report expressed an unqualified opinion on those statements and obtain and file a new report from our independent auditor that does not reference the Cumulative Period.

In support of our request to grant the waiver, we ask that the staff consider the following facts and circumstances:

- we are a shell company seeking to merge with or acquire an operating company and do not generate any revenues;

- we have only one stockholder, who is also our sole officer and sole director;

- we historically have maintained insignificant cash balances and our principal funds our operations as necessary;

- in our annual reports on Form 10-K prior to the 2010 Annual Report, our independent auditor, Traci J. Anderson, CPAs, audited and reported on the Cumulative Period until said firm was deregistered by the PCAOB, which such financial data has not been called into question by the staff;

- our current independent auditor already has re-audited the 2009 fiscal year, causing us to incur additional accounting expenses that we did not anticipate;

- in its re-audit of the 2009 fiscal year, our current independent auditor did not identify any inaccuracies in the 2009 financial statements that previously had been audited by Traci J. Anderson, CPAs;

- the application of the audit requirement for the Cumulative Period would require us to cause our current independent auditor to re-audit two additional years of financial statements at significant cost to us;

- in view of the change in control of the Registrant in December 2008, at which time the persons who organized the company returned all of their shares to the treasury for cancellation and resigned as directors and officers of the Registrant and the undersigned acquired all of the outstanding shares of capital stock of the Registrant, it may be impossible for the undersigned to obtain all of the records required to permit its current independent auditor to re-audit the years ended December 31, 2007 and 2008;

- at the time we engaged Traci J. Anderson, CPAs as our independent auditor, we had no reason to know that the PCAOB had any concerns with that firm or otherwise believe that said firm would become embroiled in issues that subsequently would void all prior audit work said firm undertook for us;

- our financial statements were not the subject of the issues that caused the PCAOB to deregister Traci J. Anderson, CPAs; and

- we posit that an audit of the Cumulative Period would not provide investors with any meaningful information that they could not otherwise glean from the financial statements if the Cumulative Period were to remain unaudited.

Our proposal is consistent with the relief previously granted by the staff to other registrants under circumstances similar to ours. We cite as examples Mine Clearing Corporation (file number 000-52944) and Tree Top Industries, Inc. (file number 000-10210), registrants for which our current independent auditor has audited financial statements.

While we are aware that each company's circumstances are slightly different and the staff is not bound by decisions previously rendered with respect to any matter, we hope that we have made a persuasive case for the staff to grant the waiver herein requested.

Should you have any questions concerning this correspondence, please do not hesitate to contact the undersigned at 704-408-7575 or the Registrant's counsel, William P. Ruffa, Jr. at 212-355-0606.

Thank you for your consideration.

Very truly yours,

/s/ Allison Carroll
Allison Carroll,
Chief Executive Officer